EXHIBIT 99.2

                         DEARBORN MUTUAL HOLDING COMPANY
                                118 Walnut Street
                        Lawrenceburg, Indiana 47025-1838
                                 (812) 537-0940


                      NOTICE OF SPECIAL MEETING OF MEMBERS


                         To Be Held on November __, 1996


         NOTICE IS HEREBY GIVEN that a special meeting ("Special Meeting") of the members of Dearborn Mutual Holding Company (the "Mutual Holding Company") will be held at the loan origination center of Dearborn Savings Association, F.A. (the "Association") located at 141 Ridge Avenue, Lawrenceburg, Indiana on November __, 1996 at _:__ _.m., Eastern Time, to consider and vote upon:

         1. The approval of the Plan of Conversion of the Mutual Holding Company and Agreement and Plan of Reorganization between the Mutual Holding Company and the Association, pursuant to which the Association organized Vision Bancorp, Inc. (the "Company") and, upon consummation of the following transactions, will become a wholly owned subsidiary of the Company: (1) the Mutual Holding Company, which currently owns approximately 54.6% of the outstanding shares of common stock of the Association, will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into the Association, with the Association being the surviving entity; (2) the Association will then merge with and into an interim institution to be formed as a wholly owned subsidiary of the Company, with the Association being the surviving entity operating under the name "Dearborn Bank;" (3) the outstanding shares of Association common stock (other than those held by the Mutual Holding Company, which will be cancelled) will be converted into shares of the Company's common stock ("Exchange Shares") pursuant to a ratio that will result in the holders of such shares owning in the aggregate approximately 42.25% of the company before giving effect to such stockholders purchasing additional shares in a concurrent stock offering by the Company, receiving cash in lieu of fractional shares or exercising dissenters' rights; and (4) the offer and sale of shares of the Company's common stock; and

         2. Such other business as may properly come before the Special Meeting or any adjournment thereof. Except with respect to procedural matters incident to the conduct of the meeting, management is not aware of any other such business.

         The Board of Directors has fixed October __ 1996 as the voting record date for the determination of members entitled to notice of and to vote at the Special Meeting and at any adjournment thereof. Only those members of the Mutual Holding Company of record as of the close of business on that date will be entitled to vote at the Special Meeting or at any such adjournment.

                                     By Order of the Board of Directors




                                     Margaret M. Abner
                                     Secretary

Lawrenceburg, Indiana
October __, 1996


     THE BOARD OF DIRECTORS RECOMMENDS THAT YOU SIGN, DATE AND MARK THE ENCLOSED PROXY CARD FOR ADOPTION OF THE PLAN AND RETURN IT PROMPTLY IN THE ENCLOSED SELF-ADDRESSED STAMPED ENVELOPE. PROXY CARDS MUST BE RECEIVED PRIOR TO THE COMMENCEMENT OF THE SPECIAL MEETING. RETURNING PROXY CARDS WILL NOT PREVENT YOU FROM VOTING IN PERSON IF YOU ATTEND THE SPECIAL MEETING.

     YOUR VOTE IS IMPORTANT. NOT VOTING WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE PLAN. VOTING ON THE PLAN DOES NOT REQUIRE YOU TO PURCHASE
STOCK IN THE OFFERINGS.


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                         DEARBORN MUTUAL HOLDING COMPANY

                                ----------------

                                 PROXY STATEMENT

                                ----------------

                           SPECIAL MEETING OF MEMBERS
                         To Be Held On November __, 1996

                                  INTRODUCTION

        This Proxy Statement is being furnished to you in connection with the solicitation by the Board of Directors of Dearborn Mutual Holding Company (the "Mutual Holding Company") of proxies to be voted at the Special Meeting of Members of the Mutual Holding Company (the "Special Meeting") to be held on November __, 1996 at the loan origination center of Dearborn Savings Association, F.A. (the "Association") located at 141 Ridge Avenue, Lawrenceburg, Indiana at _:__ _.m., Eastern Time, and at any adjournments thereof. This Special Meeting is being held for the purpose of considering and voting upon a Plan of Conversion of the Mutual Holding Company and Agreement and Plan of Reorganization between the Mutual Holding Company and the Association (the "Plan" or the "Plan of Conversion"), pursuant to which the Association organized Vision Bancorp, Inc. (the "Company") and, upon consummation of the following transactions, will become a wholly owned subsidiary of the Company: (1) the Mutual Holding Company, which currently owns approximately 54.6% of the outstanding common stock of the Association, will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into the Association, with the Association being the surviving entity; (2) the Association will then merge with and into an interim institution ("Interim") to be formed as a wholly owned subsidiary of the Company, with the Association being the surviving entity operating under the name "Dearborn Bank;" (3) the outstanding shares of Association common stock (other than those held by the Mutual Holding Company, which will be cancelled) (the "Public Association Shares") will be converted into shares of common stock of the Company (the "Exchange Shares") pursuant to a ratio (the "Exchange Ratio") that will result in the holders of such shares owning in the aggregate approximately 42.25% of the Company, before giving effect to such stockholders purchasing additional shares in a concurrent stock offering by the Company (the "Offerings"), receiving cash in lieu of fractional shares or exercising dissenters' rights; and (4) the offer and sale of shares of the Company's common stock (the "Conversion Stock") pursuant to the Plan. The offer and sale of the Conversion Stock and the reorganization are referred to herein as the "Conversion and Reorganization."

        Voting in favor of the Plan of Conversion will not obligate any person to purchase Conversion Stock. Exchange Shares and shares of Conversion Stock are being offered only by the Prospectus, which is available upon request, if not included herein. See "How to Obtain Additional Information."


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                                        2

                  VOTING RIGHTS AND VOTE REQUIRED FOR APPROVAL

        Depositors of the Association are members of the Mutual Holding Company under its current Charter (the "Members"). All of the Members as of the close of business on ______ __, 1996 (the "Voting Record Date") who continue to be Members on the date of the Special Meeting or any adjournment thereof will be entitled to vote on the Plan of Conversion. If there are not sufficient votes for approval of the Plan at the time of the Special Meeting, the Special Meeting may be adjourned to permit further solicitation of proxies.

        At the Special Meeting, each depositor Member will be entitled to cast one vote for every $100, or fraction thereof, of the total withdrawal value of all of his accounts in the Association as of the Voting Record Date up to a maximum of 1,000 votes. As of the Voting Record Date, the Association had approximately ______ deposit accounts, the holders of which are entitled to cast a total of approximately _________ votes at the Special Meeting.

        Pursuant to Office of Thrift Supervision ("OTS") regulations, consummation of the Conversion and Reorganization is conditioned upon the approval of the Plan by the OTS, as well as (1) the approval of the holders of at least a majority of the total number of votes eligible to be cast by the Members as of the close of business on the Voting Record Date at the Special Meeting, and (2) the approval of the holders of at least two-thirds of the shares of the outstanding Association Common Stock held by the Mutual Holding Company and the holders of the Public Association Shares (the "Public Stockholders") (collectively, the "Stockholders") as of the Voting Record Date at a Special Meeting of Stockholders called for the purpose of considering the Plan (the "Stockholders' Meeting"). In addition, the Mutual Holding Company, the Association and the Company (the "Primary Parties") have conditioned the consummation of the Conversion and Reorganization on the approval of the Plan by the holders of at least a majority of the votes cast, in person or by proxy, by the Public Stockholders at the Stockholders' Meeting. The Mutual Holding Company intends to vote its shares of Association Common Stock, which amount to 54.6% of the outstanding shares, in favor of the Plan at the Stockholder's Meeting.

        This Proxy Statement and related materials are first being mailed to Members on or about October __, 1996


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                                        3

                                     PROXIES


        The Board of Directors of the Mutual Holding Company is soliciting the proxy which accompanies this Proxy Statement for use at the Special Meeting. Each proxy solicited hereby, if properly executed, duly returned before the Special Meeting and not revoked prior to or at the Special Meeting, will be voted at the Special Meeting in accordance with the Member's instructions indicated thereon. If no contrary instructions are given on the proxy, the proxy, if signed, will be voted in favor of the Plan of Conversion. If you do not return a proxy or vote at the meeting, it will have the same effect as a vote against the Plan of the Conversion. If any other matters properly come before the Special Meeting, the persons named as proxies will vote upon such matters according to their discretion. Except with respect to procedural matters incident to the conduct of the meeting, no additional matters are expected to come before the Special Meeting.

        Any Member giving a proxy may revoke it at any time before it is voted by delivering to the Secretary of the Mutual Holding Company either a written revocation of the proxy or a duly executed proxy bearing a later date, or by voting in person at the Special Meeting. Proxies are being solicited only for use at the Special Meeting and any and all adjournments thereof and will not be used for any other meeting.

        Proxies may be solicited by officers, directors and employees of the Mutual Holding Company personally, by telephone or further correspondence without additional compensation.

        Deposits held in a trust or other fiduciary capacity may be voted by the trustee or other fiduciary to whom voting rights are delegated under the trust instrument or other governing document or applicable law. In the case of individual retirement accounts and Keogh trusts established at the Association, the beneficiary may direct the trustee's vote on the Plan of Conversion by returning a completed proxy card to the Mutual Holding Company. For retirement accounts and Keogh trusts, if no proxy card is returned, the trustee will vote in favor of approval of the Plan of Conversion on behalf of such beneficiary.

        The Board of Directors urges you to mark, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope as soon as possible, even if you do not intend to purchase Conversion Stock. This will ensure that your vote will be counted.

                         DEARBORN MUTUAL HOLDING COMPANY

        The Mutual Holding Company is a federally chartered mutual holding company which was chartered on October 22, 1993 in connection with the mutual holding company reorganization of the Association (the "MHC Reorganization"). The Mutual Holding


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                                        4

Company's primary asset is 250,000 shares of Association Common Stock, which represent 54.6% of the shares of Association Common Stock outstanding. The Mutual Holding Company's only other assets consist of deposit accounts in the amount of $80,000 as of June 30, 1996 (which will become assets of the Association upon consummation of the Conversion and Reorganization). Prior to the Conversion and Reorganization, each depositor in the Association has both a deposit account in the institution and a pro rata ownership interest in the net worth of the Mutual Holding Company based upon the value in his account, which interest may only be realized in the event of a liquidation of the Mutual Holding Company. As part of the Conversion and Reorganization, the Mutual Holding Company will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into the Association, with the Association being the surviving entity.

                              VISION BANCORP, INC.

        The Company was organized in August 1996 at the direction of the Board of Directors of the Association for the purpose of holding all of the capital stock of the Association and in order to facilitate the Conversion and Reorganization. The Company has applied for the approval of the OTS to become a thrift holding company and as such will be subject to regulation by the OTS. After completion of the Conversion and Reorganization, the Company will conduct business initially as a unitary thrift holding company. Upon consummation of the Conversion and Reorganization, the Company will have no significant assets other than all of the outstanding shares of Association Common Stock and the portion of the net proceeds from the Offerings retained by the Company, and the Company will have no significant liabilities. See "Use of Proceeds." Initially, the management of the Company and the Association will be substantially similar and the Company will neither own nor lease any property, but will instead use the premises, equipment and furniture of the Association. At the present time, the Company does not intend to employ any persons other than officers who are also officers of the Association, and the Company will utilize the support staff of the Association from time to time. Additional employees may be hired as appropriate to the extent the Company expands or changes its business in the future.

        Management believes that the holding company structure will provide the Company with additional flexibility to diversify, should it decide to do so, its business activities through existing or newly-formed subsidiaries, or through acquisitions of or mergers with other financial institutions and financial services related companies. Although there are no current arrangements, understandings or agreements regarding any such opportunities or transactions, the Company will be in a position after the Conversion and Reorganization, subject to regulatory limitations and the Company's financial position, to take advantage of any such acquisition and expansion opportunities that may arise. The initial activities of the Company are anticipated to be funded by the proceeds to be retained by the Company and earnings thereon, as well as dividends from the Association. See "Dividend Policy."


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                                        5

        The Company's principal executive office is located at the home office of the Association at 118 Walnut Street, Lawrenceburg, Indiana 47025-1838, and its telephone number is (812) 537-0940.


                       DEARBORN SAVINGS ASSOCIATION, F.A.

        The Association is a federally chartered savings association which conducts business through one full-service office and one loan origination office, both of which are located in Lawrenceburg, Indiana. At June 30, 1996, the Association had $63.5 million of total assets, $56.7 million of total liabilities, including $41.4 million of deposits, and $6.8 million of stockholders' equity.

        The Association is subject to examination and comprehensive regulation by the OTS, which is the Association's chartering authority and primary regulator, and by the Federal Deposit Insurance Corporation ("FDIC"), which as administrator of the Savings Association Insurance Fund ("SAIF") insures the Association's deposits up to applicable limits. The Association also is subject to certain reserve requirements established by the Board of Governors of the Federal Reserve System ("Federal Reserve Board") and is a member of the Federal Home Loan Bank ("FHLB") of Indianapolis, which is one of the 12 regional banks comprising the FHLB System.

        The Association's principal executive office is located at 118 Walnut Street, Lawrenceburg, Indiana 47025-1838, and its telephone number is (812) 537-0940.


                        THE CONVERSION AND REORGANIZATION

        The Boards of Directors of the Mutual Holding Company, the Association and the Company have approved the Plan of Conversion, as has the OTS, subject to approval by the Members of the Mutual Holding Company and the Stockholders of the Association entitled to vote on the matter and the satisfaction of certain other conditions. Such OTS approval, however, does not constitute a recommendation or endorsement of the Plan by such agency.

General

        The Boards of Directors of the Mutual Holding Company and the Association unanimously adopted the Plan as of August 8, 1996, which was amended on August 22, 1996. The Plan has been approved by the OTS, subject to, among other things, approval of the Plan by the Members of the Mutual Holding Company and the Stockholders of the Association. The Members' Meeting and the Stockholders' Meeting have been called for this purpose on November __, 1996.


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                                        6


        The following is a brief summary of pertinent aspects of the Plan and the Conversion and Reorganization. The summary is qualified in its entirety by reference to the provisions of the Plan, which is available for inspection at each branch office of the Association and at the offices of the OTS. The Plan also is filed as an exhibit to the Registration Statement of which the Prospectus is a part, copies of which may be obtained from the Securities and Exchange Commission ("SEC"). See "Available Information."

Purposes of the Conversion and Reorganization

        The Mutual Holding Company, as a federally chartered mutual holding company, does not have stockholders and has no authority to issue capital stock. As a result of the Conversion and Reorganization, the Company will be structured in the form used by holding companies of commercial banks, most business entities and a growing number of savings institutions. The holding company form of organization will provide the Company with the ability to diversify the Company's and the Association's business activities through acquisition of or mergers with both stock savings institutions and commercial banks, as well as other companies. Although there are no current arrangements, understandings or agreements regarding any such opportunities, the Company will be in a position after the Conversion and Reorganization, subject to regulatory limitations and the Company's financial position, to take advantage of any such opportunities that may arise.

        In their decision to pursue the Conversion and Reorganization, the Mutual Holding Company and the Association considered various regulatory uncertainties associated with the mutual holding company structure including the ability to waive dividends in the future as well as the general uncertainty regarding a possible elimination of the federal savings association charter.

        The Conversion and Reorganization also will be important to the future growth and performance of the holding company organization by providing a larger capital base to support the operations of the Association and Company and by enhancing their future access to capital markets, ability to diversify into other financial services related activities, and ability to provide services to the public. Although the Association currently has the ability to raise additional capital through the sale of additional shares of Association Common Stock, that ability is limited by the mutual holding company structure which, among other things, requires that the Mutual Holding Company hold a majority of the outstanding shares of Association Common Stock.

        The Conversion and Reorganization also will result in an increase in the number of outstanding shares of Common Stock following the Conversion and Reorganization, as compared to the number of outstanding shares of Public Association Shares prior to the Conversion and Reorganization, which will increase the likelihood of the development of an active and liquid trading market for the Common Stock. See "Market for Common


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                                        7

Stock." In addition, the Conversion and Reorganization will enhance the Association's ability to engage in stock repurchases.

        An additional benefit to the Conversion and Reorganization will be an increase in the accumulated earnings and profits of the Association for federal income tax purposes. When the Mutual Association transferred substantially all of its assets and liabilities to the Association in connection with the MHC Reorganization, its accumulated earnings and profits tax attribute was not able to be transferred to the Association because no tax-free reorganization was involved. Accordingly, this tax attribute was retained by the Mutual Association when it converted its charter to that of the Mutual Holding Company, even though the underlying retained earnings were transferred to the Association. The Conversion and Reorganization has been structured to re-unite the accumulated earnings and profits tax attribute retained by the Mutual Holding Company in the MHC Reorganization with the retained earnings of the Association by merging the Mutual Holding Company with and into the Association in a tax-free reorganization. This transaction will increase the Association's ability to pay dividends to the Company in the future. See "Dividend Policy."

        If the Mutual Association had undertaken a standard conversion involving the formation of a stock holding company in 1993, applicable OTS regulations would have required a greater amount of common stock to be sold than the amount of net proceeds raised in the MHC Reorganization. In addition, if a standard conversion had been conducted in 1993, management of the Mutual Association believed that it would have been difficult to profitably invest the larger amount of capital that would have been raised, when compared to the amount of net proceeds raised in the MHC Reorganization. A standard conversion in 1993 also would have immediately eliminated all aspects of the mutual form of organization.

        In light of the foregoing, the Boards of Directors of the Association and the Mutual Holding Company believe that the Conversion and Reorganization is in the best interests of such companies and their respective Stockholders and Members.

Description of the Conversion and Reorganization

        On August 8, 1996, the Boards of Directors of the Association and the Mutual Holding Company adopted the Plan, which was amended on August 22, 1996, and in August 1996 the Association incorporated the Company under Indiana law as a first-tier wholly owned subsidiary of the Association. Pursuant to the Plan,
(i) the Mutual Holding Company will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into the Association, pursuant to which the Mutual Holding Company will cease to exist and the shares of Association Common Stock held by the Mutual Holding Company will be cancelled, and (ii) Interim will then merge with and into the Association. As a result of the merger of Interim with and into the Association, the Association will


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                                        8

become a wholly-owned subsidiary of the Company and the Public Association Shares will be converted into the Exchange Shares pursuant to the Exchange Ratio, which will result in the holders of such shares owning in the aggregate approximately the same percentage of the Common Stock to be outstanding upon the completion of the Conversion and Reorganization (i.e., the Conversion Stock and the Exchange Shares) as the percentage of Association Common Stock owned by them in the aggregate immediately prior to consummation of the Conversion and Reorganization, adjusted downward pursuant to OTS policy which requires that the Exchange Ratio reflect the $403,000 of special dividends declared by the Association and waived by the Mutual Holding Company, but before giving effect to (a) the payment of cash in lieu of issuing fractional Exchange Shares, (b) any shares of Conversion Stock purchased by the Association's stockholders in the Offerings, and (c) any exercise of dissenters' rights.

Effects of the Conversion and Reorganization

        General. Prior to the Conversion and Reorganization, each depositor in the Association has both a deposit account in the institution and a pro rata ownership interest in the net worth of the Mutual Holding Company based upon the balance in his account, which interest may only be realized in the event of a liquidation of the Mutual Holding Company. However, this ownership interest is tied to the depositor's account and has no tangible market value separate from such deposit account. A depositor who reduces or closes his account receives a portion or all of the balance in the account but nothing for his ownership interest in the net worth of the Mutual Holding Company, which is lost to the extent that the balance in the account is reduced.

        Consequently, the depositors of the Association normally have no way to realize the value of their ownership interest in the Mutual Holding Company, which has realizable value only in the unlikely event that the Mutual Holding Company is liquidated. In such event, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of the Mutual Holding Company after other claims are paid.

        Upon consummation of the Conversion and Reorganization, permanent nonwithdrawable capital stock will be created to represent the ownership of the net worth of the Company. The Common Stock of the Company is separate and apart from deposit accounts and cannot be and is not insured by the FDIC or any other governmental agency. Certificates are issued to evidence ownership of the permanent stock. The stock certificates are transferable, and therefore the stock may be sold or traded if a purchaser is available with no effect on any account the seller may hold in the Association.

        Continuity. While the Conversion and Reorganization is being accomplished, the normal business of the Association of accepting deposits and making loans will continue without interruption. The Association will continue to be subject to regulation by the OTS and the FDIC. After the Conversion and Reorganization, the Association will continue to


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                                        9

provide services for depositors and borrowers under current policies by its present management and staff.

        The directors and officers of the Association at the time of the Conversion and Reorganization will continue to serve as directors and officers of the Association after the Conversion and Reorganization. The directors and officers of the Company consist of individuals currently serving as directors and officers of the Mutual Holding Company and the Association, and they generally will retain their positions in the Company after the Conversion and Reorganization.

        Effect on Public Association Shares. Under the Plan, upon consummation of the Conversion and Reorganization, the Public Association Shares shall be converted into Common Stock based upon the Exchange Ratio without any further action on the part of the holder thereof. Upon surrender of the Public Association Shares, Common Stock will be issued in exchange for such shares.

        Upon consummation of the Conversion and Reorganization, the Public Stockholders of the Association, a federally chartered savings association, will become stockholders of the Company, an Indiana corporation.

        Effect on Deposit Accounts. Under the Plan, each depositor in the Association at the time of the Conversion and Reorganization will automatically continue as a depositor after the Conversion and Reorganization, and each such deposit account will remain the same with respect to deposit balance, interest rate and other terms, except to the extent that funds in the account are withdrawn to purchase Conversion Stock to be issued in the Offerings. Each such account will be insured by the FDIC to the same extent as before the Conversion and Reorganization. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

        Effect on Loans. No loan outstanding from the Association will be affected by the Conversion and Reorganization, and the amount, interest rate, maturity and security for each loan will remain as they were contractually fixed prior to the Conversion and Reorganization.

        Effect on Voting Rights of Members. At present, all depositors of the Association are members of, and have voting rights in, the Mutual Holding Company as to all matters requiring membership action. Upon completion of the Conversion and Reorganization, depositors will cease to be members and will no longer be entitled to vote at meetings of the Mutual Holding Company (which will cease to exist). Upon completion of the Conversion and Reorganization, all voting rights in the Association will be vested in the Company as the sole stockholder of the Association. Exclusive voting rights with respect to the Company will be vested in the holders of Common Stock. Depositors of the


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                                       10

Association will not have voting rights in the Company after the Conversion and Reorganization, except to the extent that they become stockholders of the Company.

        Tax Effects. Consummation of the Conversion and Reorganization is conditioned on prior receipt by the Primary Parties of rulings or opinions with regard to federal and Indiana income taxation which indicate that the adoption and implementation of the Plan of Conversion set forth herein will not be taxable for federal or Indiana income tax purposes to the Primary Parties or the Association's Eligible Account Holders, Supplemental Eligible Account Holders or Other Members.

        Effect on Liquidation Rights. Were the Mutual Holding Company to liquidate, all claims of the Mutual Holding Company's creditors would be paid first. Thereafter, if there were any assets remaining, Members of the Mutual Holding Company would receive such remaining assets, pro rata, based upon the deposit balances in their deposit accounts at the Association immediately prior to liquidation. In the unlikely event that the Association were to liquidate after the Conversion and Reorganization, all claims of creditors (including those of depositors, to the extent of their deposit balances) also would be paid first, followed by distribution of the "liquidation account" to certain depositors (see "Liquidation Rights" below), with any assets remaining thereafter distributed to the Company as the holder of the Association's capital stock. Pursuant to the rules and regulations of the OTS, a merger, consolidation, sale of bulk assets or similar combination or transaction with another insured institution would not be considered a liquidation for this purpose and, in such a transaction, the liquidation account would be required to be assumed by the surviving institution.

Liquidation Rights

        In the unlikely event of a complete liquidation of the Mutual Holding Company in its present mutual form, each depositor of the Association would receive his pro rata share of any assets of the Mutual Holding Company remaining after payment of claims of all creditors. Each depositor's pro rata share of such remaining assets would be in the same proportion as the value of his deposit account was to the total value of all deposit accounts in the Association at the time of liquidation. After the Conversion and Reorganization, each depositor, in the event of a complete liquidation of the Association, would have a claim as a creditor of the same general priority as the claims of all other general creditors of the Association. However, except as described below, his claim would be solely in the amount of the balance in his deposit account plus accrued interest. He would not have an interest in the value or assets of the Association or the Company above that amount.

        The Plan provides for the establishment, upon the completion of the Conversion and Reorganization, of a special "liquidation account" for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the amount of any dividends waived by the Mutual Holding Company plus the greater of (1) the Association's retained earnings of $4,556,000 at June 30, 1993, the date of the latest


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                                       11

statement of financial condition contained in the final offering circular utilized in the MHC Reorganization, or (2) 54.6% of the Association's total stockholders' equity as reflected in its latest statement of financial condition contained in the final Prospectus utilized in the Offerings. As of the date of the Prospectus, the initial balance of the liquidation account would be $5.4 million. Each Eligible Account Holder and Supplemental Eligible Account Holder, if he were to continue to maintain his deposit account at the Association, would be entitled, upon a complete liquidation of the Association after the Conversion and Reorganization, to an interest in the liquidation account prior to any payment to the Company as the sole stockholder of the Association. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in such liquidation account for each deposit account, including passbook accounts, transaction accounts such as checking accounts, money market deposit accounts and certificates of deposit, held in the Association at the close of business on December 31, 1994 or September 30, 1996, as the case may be. Each Eligible Account Holder and Supplemental Eligible Account Holder will have a pro rata interest in the total liquidation account for each of his deposit accounts based on the proportion that the balance of each such deposit account on the December 31, 1994 Eligibility Record Date (or the September 30, 1996 Supplemental Eligibility Record Date, as the case may be) bore to the balance of all deposit accounts in the Association on such date.

        If, however, on any June 30 annual closing date of the Association, commencing June 30, 1997, the amount in any deposit account is less than the amount in such deposit account on December 31, 1994 or September 30, 1996, as the case may be, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to the Company as the sole stockholder of the Association.

Required Approvals

        Various approvals of the OTS are required in order to consummate the Conversion and Reorganization. The OTS has approved the Plan of Conversion, subject to approval by the Mutual Holding Company's Members and the Association's Stockholders. In addition, consummation of the Conversion and Reorganization is subject to OTS approval of the Company's application to acquire all of the to-be-outstanding Association Common Stock and the applications with respect to the merger of the Mutual Holding Company (following its conversion to a federal interim stock savings institution) into the Association and the merger of Interim into the Association, with the Association being the surviving entity in both mergers. Applications for these approvals have been filed and are currently pending. There can be no assurances that the requisite OTS approvals will be received in a timely manner, in which event the consummation of the Conversion and Reorganization may be delayed beyond the expiration of the Offerings.

        Pursuant to OTS regulations, the Plan of Conversion also must be approved by (1) at least a majority of the total number of votes eligible to be cast by Members of the Mutual Holding Company at the Members' Meeting, and (2) holders of at least two-thirds of the outstanding Association Common Stock at the Stockholders' Meeting. In addition, the Primary Parties have conditioned the consummation of the Conversion and Reorganization on the approval of the Plan by at least a majority of the votes cast, in person or by proxy, by the Public Stockholders at the Stockholders' Meeting.


                            MANAGEMENT OF THE COMPANY

Directors and Executive Officers

        The Board of Directors is divided into three classes, each of which contains approximately one-third of the Board. The Bylaws of the Company currently authorize six directors. The directors shall be elected by the stockholders of the Company for staggered three-year terms, or until their successors are elected and qualified. One class of directors, consisting of Messrs. Denney and Richter, has a term of office expiring at the annual meeting of stockholders of the Company in 1997, a second class, consisting of Messrs. Sonntag and Lorey, has a term of office expiring at the annual meeting of stockholders of the Company in 1998, and a third class, consisting of Messrs. Siemers and Meador, has a term of office expiring at the annual meeting of stockholders of the Company in 1999, and in each case until their successors are elected and qualified. No director is related to any other director or executive officer of the Association by blood, marriage or adoption. All directors of the Company currently serve as directors of the Association.

        The following individuals are executive officers of the Company and hold the offices set forth opposite their names.

         Name                            Position(s) Held With the Company
- ---------------------------          ------------------------------------------


Donald C. Siemers                    President and Chief Executive Officer

Jay Gary Fraley                      Vice President

Edward L. Fischer                    Chief Financial Officer

Margaret M. Abner                    Secretary

        The executive officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, retirement, resignation or removal by the Board of Directors.

        Information concerning the principal occupations and employment of the directors and executive officers of the Company during the past five years is set forth under "Management of the Association - Directors" and "Executive Officers Who Are Not Directors." Directors and executive officers of the Company initially will not be compensated by the Company but will serve and be compensated by the Association.

Benefits

        General. The Company intends to adopt certain stock benefit plans following consummation of the Conversion and Reorganization. Moreover, existing stock benefit plans of the Association, consisting of the 1993 Stock Incentive Plan, 1993 Directors' Stock Option Plan and the Management Recognition Plan, will be adopted by the Company in connection with the Conversion and Reorganization, with the effect that shares of Common Stock will be issuable pursuant thereto and not shares of Association Common Stock.

        1997 Stock Option Plan. The Board of Directors of the Company may adopt the 1997 Stock Option Plan (the "1997 Plan") and to submit the 1997 Plan to stockholders at an annual or special meeting of stockholders to be held at least one year following the consummation of the Conversion and Reorganization.

        The 1997 Plan will be designed to attract and retain qualified personnel in key positions, provide directors, officers and key employees with a proprietary interest in the Company as an incentive to contribute to the success of the Company and reward key employees for outstanding performance and the attainment of targeted goals. The 1997 Plan will provide for the grant of incentive stock options intended to comply with the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") ("incentive stock options"), non-incentive or compensatory stock options and stock appreciation rights (collectively "Awards"). Awards will be granted to directors and key employees of the Company and any subsidiaries, except that non-employee directors will not be eligible to receive incentive stock options. If stockholder approval is obtained, it is expected that options to acquire shares of Common Stock will be awarded to key employees of the Company and the Association and directors of the Company with an exercise price equal to the fair market value of the Common Stock on the date of the grant.

        The Company may reserve for future issuance pursuant to the 1997 Plan a number of authorized shares of Common Stock equal to 10% of the Conversion Stock issued in the Offerings (or 50,473 shares at the maximum of the Offering Price Range). In the event of a stock split, reverse stock split or stock dividend, the number of shares of Common Stock under the 1997 Plan, the number of shares to which any Award relates and the exercise price per share under any option or stock appreciation right shall be adjusted to reflect such increase or decrease in the total number of shares of Common Stock outstanding.

        1997 Management Recognition Plan and Trust. The Board of Directors of the Company may adopt the 1997 Recognition Plan for directors and selected officers and employees of the Company and the Association (the "1997 Recognition Plan") and to submit such plan to stockholders at an annual or special meeting of stockholders to be held at least one year following the consummation of the Conversion and Reorganization. The objective of the 1997 Recognition Plan will be to enable the Company to provide directors, officers and employees with a proprietary interest in the Company as an incentive to contribute to its success.

        Assuming the receipt of stockholder and OTS approval, the Company may acquire Common Stock on behalf of the 1997 Recognition Plan in an amount equal to 4.0% of the Conversion Stock issued in the Offerings, or 20,189 shares at the maximum of the Offering Price Range. These shares may be acquired through open market purchases or from authorized but unissued shares, with approval from the OTS. In the event that authorized but unissued shares are acquired by the 1997 Recognition Plan, such issuance would dilute the interests of other stockholders.

        The 1997 Recognition Plan will be administered and interpreted by the Board of Directors or a committee thereof. The trustees will have the responsibility to invest all funds contributed by the Company to the trust created for the 1997 Recognition Plan (the "Trust"). Shares of Common Stock granted pursuant to the 1997 Recognition Plan generally will be in the form of restricted stock payable over a period specified by the administrators. For accounting purposes, compensation expense in the amount of the fair market value of the Common Stock at the date of the grant to the recipient will be recognized pro rata over the number of years during which the shares are payable. The shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in the Trust. If a recipient terminates employment for reasons other than death or disability, the recipient will forfeit all rights to the allocated shares under restriction. If the recipient's termination is caused by death or disability, all restrictions will expire and all allocated shares will become unrestricted.

Employment Agreements

        In connection with the Conversion and Reorganization, the Company and the Association (collectively the "Employers") may enter into employment agreements with Messrs. Siemers, Fraley and Fischer. In such event, the Employers will agree to employ Mr. Siemers for a term of up to three years and Messrs. Fraley and Fischer for a term of up to two years, in each case in their respective current positions and at their respective current salaries, which salaries may be increased at the discretion of the Board of Directors from time to time. In addition, subject to satisfactory performance reviews by the Board of Directors, the employment agreements may be extended on each anniversary date for an additional year so that the remaining term shall be three years in the case of Mr. Siemers and two years in the case of Messrs. Fraley and Fischer.

        The employment agreements will be terminable with or without cause by the Employers. Messrs. Siemers, Fraley and Fischer shall have no right to compensation or other benefits pursuant to the employment agreements for any period after voluntary termination or termination by the Employers for cause, disability, retirement or death, provided, however, that in the event that either Mr. Siemers, Mr. Fraley or Mr. Fischer is terminated by the Employers for other than cause, disability, retirement or the employee's death and no Change of Control of the Company, as defined, has occurred, Messrs. Siemers, Fraley and Fischer will be entitled to receive a cash severance amount equal to his respective base salary over the remaining term of the respective employment agreement. In addition, in the event that either Mr. Siemers, Mr. Fraley or Mr. Fischer terminates his employment because of failure of the Employers to comply with any material provision of the respective employment agreement or such employment agreement is terminated by the Employers other than for cause, disability, retirement or death or by Mr. Siemers, Mr. Fraley or Mr. Fischer as a result of certain adverse actions which are taken with respect to Mr. Siemers', Mr. Fraley's or Mr. Fischer's respective employment following a Change in Control of the Company, as defined, Messrs. Siemers, Fraley and Fischer will be entitled to a cash severance amount equal to three times his respective base salary in the case of Mr. Siemers and two times his respective base salary in the case of Messrs. Fraley and Fischer. In addition, Messrs. Siemers, Fraley and Fischer will be entitled to a continuation of benefits similar to those they are receiving at the time of such termination for the remaining term of the agreement or until such employee obtains full-time employment with another employer.

        A Change in Control is generally defined in the employment agreement to include any change in control required to be reported under the federal securities laws, as well as (i) the acquisition by any person of 25% or more of the Company's outstanding voting securities and (ii) a change in a majority of the directors of the Company during any two-year period without the approval of at least two-thirds of the persons who were directors of the Company at the beginning of such period.

        The employment agreements may provide that in the event that any of the payments to be made thereunder or otherwise upon termination of employment are deemed to constitute "excess parachute payments" within the meaning of Section 280G of the Code, then such payments and benefits received thereunder shall be reduced, in the manner determined by the employee, by the amount, if any, which is the minimum necessary to result in no portion of the payments and benefits being non-deductible by the Employers for federal income tax purposes. Excess parachute payments generally are payments in excess of three times the base amount, which is defined to mean the recipient's average annual compensation from the employer includable in the recipient's gross income during the most recent five taxable years ending before the date on which a change in control of the employer occurred. Recipients of excess parachute payments are subject to a 20% excise tax on the amount by which such payments exceed the base amount, in addition to regular income taxes, and payments in excess of the base amount are not deductible by the employer as compensation expense for federal income tax purposes.


                          MANAGEMENT OF THE ASSOCIATION

Directors

        The Association's Bylaws presently provide that the Board of Directors consists of six members and require the Board of Directors to be divided into three classes as nearly equal in number as possible. The members of each class are elected for a term of three years or until their successors are elected and qualified, with one class of directors elected annually. The following table sets forth certain information regarding the Board of Directors of the Association.


                                                               Positions Held
                                                                  With the                Director            Term
                Name                        Age(1)               Association               Since            Expires
- ----------------------------------        ----------     --------------------------     -------------      ------------

Ronald J. Denney                              48         Director                           1976              1997
David P. Lorey                                40         Director                           1992              1998
Richard B. Meador, III                        61         Director                           1983              1996
Dennis G. Richter                             49         Director                           1986              1997
Donald C. Siemers                             52         Director, President                1980              1996
                                                           and Chief Executive
                                                           Officer
Robert P. Sonntag                             62         Chairman                           1971              1998

- -------------------

(1)     As of June 30, 1996


        Set forth below is information with respect to the principal occupations of the current directors of the Association during the last five years.

        Ronald J. Denney was initially elected to the Board of Directors in 1976. Mr. Denney has served as the funeral director at Fitch Denney Funeral Home, Inc., Lawrenceburg, Indiana, since 1973.

        David P. Lorey was initially elected to the Board of Directors in 1992. Mr. Lorey has been the owner of Loreys, a department store located in Lawrenceburg, Indiana, since 1988.

        Richard B. Meador, III was initially elected to the Board of Directors in 1983 and is currently retired. Prior to 1992, Mr. Meador owned Meador's Fitness Center in Lawrenceburg, Indiana.

        Dennis G. Richter was initially elected to the Board of Directors in 1986 and has been self-employed as an optometrist in Lawrenceburg, Indiana, since 1974.

        Donald C. Siemers has served as President and Chief Executive Officer of the Association since October 1978 and as a director of the Association since 1980.

        Robert P. Sonntag was initially elected to the Board of Directors in 1971. Mr. Sonntag has served as Chairman of the Board of Directors of the Association since 1991 and President of Sonntag Accountancy Corporation, Aurora, Indiana, since 1967.

Executive Officers Who Are Not Directors

        The following table sets forth certain information with respect to the executive officers of the Association who are not directors. There are no arrangements or understandings between the Association and any such person pursuant to which such person was elected an executive officer of the Association, and no such officer is related to any director or officer of the Association by blood, marriage or adoption.


        Name                  Age(1)                Position(s)
- ---------------------      -----------     ----------------------------------



Jay Gary Fraley                45           Vice President



Edward L. Fischer              44           Chief Financial Officer and
                                              Treasurer



Margaret M. Abner              58           Head Teller and Secretary

- ------------
(1)     As of June 30, 1996.

        Set forth below is information with respect to the principal occupations of the above executive officers during the last five years.

        Jay Gary Fraley has served as Vice President of the Association since 1984.

        Margaret M. Abner has served as Head Teller of the Association since 1975 and Secretary of the Association since 1985.

        Edward L. Fischer has served as Chief Financial Officer and Treasurer of the Association since October 1993. Mr. Fischer served as Vice President and Controller of Charter Oak Federal Savings Bank, Cincinnati, Ohio, from 1983 to January 1993.

Simplified Employee Pension Plan

        The Association established a Simplified Employee Pension Plan ("SEP Plan") on June 3, 1992. Employees are eligible to participate in the SEP Plan after attaining the age of 21 and having worked for the Association for three out of the immediately preceding five years. Pursuant to the SEP Plan, each year the Association may make a discretionary contribution to the SEP Plan which will be allocated to each participant in the same proportion as such participant's compensation bears to all participants' compensation in such year. The Association's contributions to the SEP Plan are held in participants' individual retirement accounts ("IRAs") and are fully vested and belong to the participants from the time such amounts are contributed. In addition, participants may make additional contributions to their SEP Plan accounts subject to the limitations generally applicable to IRAs. During the year ended June 30, 1996, the Association contributed approximately $15,000 to the SEP Plan, exclusive of contributions made directly by participants.

        Participants may rollover funds from their SEP Plan accounts into other IRAs, subject to certain restrictions, or may withdraw the Association's contributions to their SEP Plan accounts. Withdrawn amounts are includable in income and may be subject to a penalty tax if a participant has not attained the age of 59 1/2.

Executive Supplemental Retirement Income Agreements

        The Association entered into Executive Supplemental Retirement Income Agreements with Messrs. Siemers and Fraley and Ms. Abner in March 1992 and with Mr. Fischer in May 1996 ("Supplemental Agreements"). The Supplemental Agreements are intended to provide supplemental retirement benefits beyond those provided by the Association's SEP Plan. The Supplemental Agreements provide that at each executive's normal retirement following his or her 65th birthday, the Association shall commence paying supplemental retirement income benefits which shall be, in Mr. Siemers' case, 52 percent, and in Mr. Fraley's, Ms. Abner's and Mr. Fischer's cases, 35 percent, of their highest W-2 compensation during any 12 month period during their employment with the Association. Such benefits shall be payable for 20 years, and the benefit payable to Mr. Siemers shall not exceed $69,000 per year. In the event of the executives' early retirement, after attaining the age of 60 in the case of Messrs. Siemers, Fraley and Fischer, and 62 in the case of Ms. Abner, the supplemental retirement income benefit shall be reduced by one percent for each year, or fraction thereof, that an executive's retirement date precedes his or her normal retirement date. In the event of death or disability prior to termination of employment, a death benefit of 60 percent of annual salary at date of death shall be payable to these executives' beneficiaries for 20 years. Such death benefits shall not exceed $69,000, $40,000, $49,000 or $12,500 for the beneficiaries of Messrs. Siemers, Fraley, Fischer and Ms. Abner, respectively. The benefits provided under the Supplemental Agreements vest at the rate of 20 percent per year starting with the third complete calendar year of employment beginning from the date of execution of the Supplemental Agreements. If, prior to an executive's normal retirement date, he or she voluntarily terminates or is terminated without cause by the Association, the Association shall pay to the executive his or her vested accrued benefits. If, however, an executive's termination follows a merger, conversion or other material change in the Association's structure or business activities, the executive shall be entitled to his or her full supplemental retirement income benefits. Should an executive be terminated for cause, his benefits under the Supplemental Agreements shall be forfeited.

        The Association has funded its obligations under the Supplemental Agreements by purchasing single premium life insurance policies. The Executives and their beneficiaries have no rights to the insurance policies acquired by the Association and have only the rights of unsecured general creditors of the Association. Each year the Association records on expense which is calculated ratably over the remaining anticipated years of service of the Executive. This expense was approximately $20,000 during the year ended June 30, 1996.

Stock Benefit Plans

        Stock Plans of the Association. The Association has adopted and maintains the 1993 Stock Incentive Plan, the 1993 Directors' Stock Option Plan and the Management Recognition Plan. The 1993 Stock Incentive Plan provides for the grant of stock options to officers and employees of the Association. The maximum number of shares of Association Common Stock which may be issued under the 1993 Stock Incentive Plan is 13,000 shares, 866 of which had been issued upon the exercise of stock options as of June 30, 1996. The 1993 Directors' Stock Option Plan provides for the grant of stock options to non-employee directors of the Association. The maximum number of shares of Association Common Stock which may be issued under the 1993 Directors' Stock Option Plan is 7,000 shares, 6,860 of which had been issued upon the exercise of stock options as of June 30, 1996. The Management Recognition Plan provides for the award of restricted Common Stock to directors, officers and employees of the Association. The maximum number of shares of Association Common Stock which may be issued under the plan is 6,000 shares, all of which are outstanding and 2,160 shares of which had vested as of June 30, 1996. The restricted stock awarded pursuant to the Management Recognition Plan vests over five years, one-fifth per year from the date of grant. Pursuant to the terms of the Association's stock option plans, all outstanding options thereunder may be exercised in whole or in part immediately prior to consummation of the Conversion and Reorganization.

        The Company has approved adoption of the Association's existing 1993 Stock Incentive Plan, 1993 Directors' Stock Option Plan and Management Recognition Plan (collectively the "Plans") as plans of the Company upon consummation of the Conversion and Reorganization and will issue Common Stock in lieu of Association Common Stock pursuant to the terms of such Plans. As of the effective date of the Conversion and Reorganization, rights outstanding under the Plans shall be assumed by the Company and thereafter shall be rights only for shares of Company Common Stock, with each such right being for a number of shares of Common Stock equal to the number of shares of Association Common Stock that were available thereunder immediately prior to such effective date times the Exchange Ratio, and the price of each such right shall be adjusted to reflect the Exchange Ratio and so that the aggregate purchase price of the right is unaffected, but with no change in any other term or condition of such right. The Company shall make appropriate amendments to the Plans to reflect the adoption of the Plans by the Company without adverse effect upon the rights outstanding thereunder.

        Employee Stock Ownership Plan. The Association established an ESOP in connection with the MHC Reorganization for employees age 21 or older who have at least one year of credited service with the Association (including its predecessors) ("ESOP Participants"). The ESOP purchased 16,000 Public Association Shares in the MHC Reorganization. The ESOP is funded by the Association's contributions made in cash and by dividends on the shares held by the ESOP. Upon consummation of the Conversion and Reorganization, the Public Association Shares held by the ESOP will convert into Common Stock based upon the Exchange Ratio.

        Messrs. Siemers, Sonntag and Denney serve as trustees of the ESOP trust. Under the ESOP, the trustees must vote all allocated shares held in the ESOP in accordance with the instructions of the ESOP Participants, and allocated shares for which employees do not give instructions will be voted in the same ratio on any matter as to those shares for which instructions are given. Unallocated shares held in the ESOP are voted by the ESOP trustees in the same proportion as participants and beneficiaries actually vote their allocated shares. To date, 5,510 shares have been allocated to participants, including 1,378 shares to Mr. Siemers.

        The Company may, in any plan year, make additional discretionary contributions for the benefit of ESOP Participants in either cash or shares of Common Stock, which may be acquired through the purchase of outstanding shares in the market or from individual stockholders, upon the original issuance of additional shares by the Company or upon the sale of treasury shares by the Company. Such purchases, if made, would be funded through additional borrowings by the ESOP or additional contributions from the Company. The timing, amount and manner of future contributions to the ESOP will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions. Nevertheless, the Company does not anticipate that the ESOP will purchase additional shares of Common Stock for at least one year following completion of the Conversion and Reorganization.

        The ESOP is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the regulations of the IRS and the Department of Labor thereunder.

              SELECTED FINANCIAL AND OTHER DATA OF THE ASSOCIATION
                                   (Unaudited)
                             (Dollars in Thousands)

        The following selected financial and other data of the Association does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information contained elsewhere herein.


                                                                               June 30,
                                          --------------------------------------------------------------------------------


                                                1996             1995             1994             1993             1992
                                             ---------         --------         --------         --------         --------


Selected Financial
Condition and Other Data:

Total assets                                   $63,521          $61,661          $60,239          $56,756          $51,481
Cash and cash equivalents(1)                       603              182              111              708              263
Certificates of deposit in other financial
  institutions                                   1,626            2,306            2,843            2,837            4,047
Investment securities                            3,317            5,608            5,778            2,010            4,362
Investment securities available for sale         6,415              400               --               --               --
Mortgage-backed securities, net                     --            3,008            2,788            1,578            4,757
Mortgage-backed securities held for sale         1,496               --              754               --               --
Loans receivable, net                           46,604           46,751           44,884           46,620           35,732
Loans held for sale                                182              489              445              140              262
Deposits                                        41,379           37,460           38,716           37,127           36,249
FHLB advances                                   14,517           16,821           14,362           14,821           10,792
Stockholders' equity(2)                          6,815            6,687            6,504            4,452            3,835



                                                                         Year Ended June 30,
                                          --------------------------------------------------------------------------------


                                                1996             1995             1994             1993             1992
                                             ---------         --------         --------         --------         --------

Selected Operating Data:

Total interest income                           $4,708           $4,583           $4,577           $5,073           $4,280
Total interest expense                           2,969            2,873            2,606            2,881            2,853
                                                 -----            -----            -----            -----            -----
  Net interest income                            1,739            1,710            1,971            2,192            1,427
Provision for losses on loans                       12                8               12              130               97
                                                 -----            -----            -----            -----            -----
  Net interest income after provision
    for losses on loans                          1,727            1,702            1,959            2,062            1,330
Other income                                       200              126              227               93              320
General, administrative and other
  expense                                        1,285            1,289            1,295            1,195              899
                                                 -----            -----            -----            -----            -----
Earnings before income taxes                       642              539              891              960              751
Federal income taxes                               189              154              288              321              270
                                                 -----            -----            -----            -----            -----
Net earnings                                    $  453           $  385           $  603           $  639           $  481
                                                 =====            =====            =====            =====            =====
Earnings per share                              $ 1.02           $  .86             $N/A             $N/A             $N/A
                                                 =====            =====            =====              ===              ===
Dividends declared per share                    $ 1.60           $  .98           $  .32             $N/A             $N/A
                                                 =====            =====            =====              ===              ===




                                                                  At or For the Year Ended June 30,
                                          --------------------------------------------------------------------


                                                1996             1995             1994             1993             1992
                                             ---------         --------         --------         --------         --------


Selected Operating Ratios (3):
Performance Ratios:
Return on average assets                           .73%             .63%            1.03%            1.18%            1.04%
Return on average equity                          6.59             5.82            11.01            15.42            13.23
Average equity to average assets                 11.14            10.82             9.36             7.66             7.86
Equity to assets at end of period                10.73            10.84            10.80             7.84             7.45
Interest rate spread(4)                           2.40             2.40             3.00             2.96             2.47
Net interest margin(4)                            2.92             2.88             3.35             3.40             2.87
Average interest-earning assets to average
  interest-bearing liabilities                  110.37           109.95           107.95           109.98           107.03
Net interest income after provision for
  losses on loans to total general,
  administrative and other expense              134.40           132.04           151.27           172.55           147.94
General, administrative and other
  expense to average total assets                 2.08             2.10             2.21             2.21             1.94
Dividend payout ratio                            81.16            60.28              N/A              N/A              N/A
Asset Quality Ratios:
Non-performing loans to total loans
  at end of period(5)                              .05              .14              .32              .12              .07
Non-performing assets to total assets at
  end of period(5)                                 .04              .14              .24              .39              .32
Allowance for loan losses to total loans
  at end of period                                 .46              .44              .33              .35              .26

                                                   (Footnotes on following page)

- ----------------------

(1) Includes cash and due from banks as well as interest-bearing deposits in other financial institutions.

(2) Comprised of only retained earnings for the years ended June 30, 1992 through June 30, 1993, inclusive.

(3) With the exception of end of period ratios, all ratios are based on average daily balances during the periods.

(4) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

(5) Non-performing loans consist of non-accrual loans and accruing loans that are contractually past due 90 days or more, and non-performing assets consist of non-performing loans and real estate acquired through foreclosure or by deed in lieu thereof.

                                 USE OF PROCEEDS

        Net proceeds from the sale of the Conversion Stock are estimated to be between $3.4 million and $4.7 million ($5.5 million assuming an increase in the Offering Price Range by 15%). See "Pro Forma Data" as to the assumptions used to arrive at such amounts.

        The Company plans to contribute to the Association 50% of the net proceeds from the Offerings and retain the remainder of the net proceeds. The net proceeds will be initially used to invest primarily in short-term interest-bearing deposits and marketable securities. The net proceeds retained by the Company also may be used to support the future expansion of operations or diversification into other banking-related businesses and for other business or investment purposes, including the acquisition of other financial institutions and/or branch offices, although there are no current plans, arrangements, understandings or agreements regarding such expansion, diversification or acquisitions. A portion of the net proceeds retained by the Company also may be utilized in order to refinance the existing third party loan to the ESOP. In addition, subject to applicable regulatory limitations, the net proceeds also may be used to repurchase shares of Common Stock, although the Company currently has no intention of effecting any such transactions following consummation of the Conversion and Reorganization. The portion of the net proceeds contributed to the Association will be used for general corporate purposes, including investment in loans and mortgage-backed securities, and will be initially used to invest primarily in short-term interest-bearing deposits and marketable securities.


                                 DIVIDEND POLICY

        Upon completion of the Conversion and Reorganization, the Board of Directors of the Company will have the authority to declare dividends on the Common Stock, subject to statutory and regulatory requirements. Following consummation of the Conversion and Reorganization, the Board of Directors of the Company intends to pay cash dividends on the Common Stock at an initial quarterly rate equal to $.07 per share, commencing with the first full quarter following consummation of the Conversion and Reorganization. Declarations of dividends by the Board of Directors will depend upon a number of factors, including the amount of net proceeds from the Offerings retained by the Company, investment opportunities available to the Company or the Association, capital requirements, regulatory limitations, the Company's and the Association's financial condition and results of operations, tax considerations, and general economic conditions. Consequently, there can be no assurance that dividends will in fact be paid on the Common Stock or that, if paid, such dividends will not be reduced or eliminated in future periods. The Association intends to continue to pay regular quarterly dividends through either the date of consummation of the Conversion and Reorganization (on a pro rata basis) or the end of the fiscal quarter during which the consummation of the Conversion and Reorganization occurs.

        Dividends from the Company will depend, in part, upon receipt of dividends from the Association, because the Company initially will have no source of income other than dividends from the Association and earnings from the investment of proceeds from the sale of Conversion Stock retained by the Company. A regulation of the OTS imposes limitations on "capital distributions" by savings institutions, including cash dividends, payments by a savings institution to repurchase or otherwise acquire its stock, payments to stockholders of another savings institution in a cash-out merger and other distributions charged against capital. The regulation establishes a three-tiered system, with the greatest flexibility being afforded to well-capitalized or Tier 1 savings institutions and the least flexibility being afforded to under-capitalized or Tier 3 savings institutions. As of June 30, 1996, the Association was a Tier 1 savings institution and is expected to continue to so qualify immediately following the consummation of the Conversion and Reorganization.

        Any payment of dividends by the Association to the Company which would be deemed to be a distribution from the Association's pre-1988 bad debt reserves for federal income tax purposes would require a payment of taxes at the then-current tax rate by the Association on the amount of earnings deemed to be removed from the reserves for such distribution (at June 30, 1996, the Association's stockholders' equity and bad debt reserves for federal income tax purposes amounted to $6.8 million and $1.2 million, respectively, and as a result for tax purposes (but not regulatory purposes) the Association could declare approximately $5.6 million of dividends without having to pay taxes on its bad debt reserves for federal income tax purposes). The Association has no current intention of making any distribution that would create such a federal tax liability either before or after the Conversion and Reorganization.

        Unlike the Association, the Company is not subject to the aforementioned regulatory restrictions on the payment of dividends to its stockholders, although the source of such dividends will be, in part, dependent upon dividends from the Association in addition to the net proceeds retained by the Company and earnings thereon. The Company is subject, however, to the requirements of Indiana law.

                             MARKET FOR COMMON STOCK

        The Company has never issued capital stock (other than 100 shares issued to the Association, which will be cancelled upon consummation of the Conversion and Reorganization), and to date an active and liquid trading market has not developed for the 207,726 Public Association Shares outstanding prior to the Offerings. Consequently, there is no established market for the Common Stock at this time. The Company has applied to have its Common Stock quoted on the Nasdaq SmallCap Market under the symbol "VIBA." The development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Association or any market maker. Accordingly, there can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue. Therefore, investors in the Common Stock could have difficulty disposing of their shares and should not view the Common Stock as a short-term investment. The absence of an active and liquid trading market for the Common Stock could affect the price and liquidity of the Common Stock.

        Quotation on the Nasdaq SmallCap Market is dependent upon, among other things, the Company having at least two market makers for the Common Stock and a minimum number of stockholders of record. Based upon the minimum of 373,065 shares of Conversion Stock being offered, the minimum of 272,935 Exchange Shares to be issued, and the anticipated pro forma ownership of officers and directors, the Company expects to satisfy the required minimum number of stockholders of record. Although under no obligation to do so, KB&W has informed the Company that it intends, upon the completion of the Conversion and Reorganization, to make a market in the Common Stock by maintaining bid and ask quotations and trading in the Common Stock so long as the volume of trading activity and certain other market making considerations justify it doing so. While the Company has attempted to obtain commitments from other broker-dealers to act as market makers, and anticipates that prior to the completion of the Conversion and Reorganization, it will be able to obtain the commitment from at least one other broker-dealer to act as a market maker for the Common Stock, there can be no assurance there will be two or more market makers for the Common Stock. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. Accordingly, there can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue.

                                 CAPITALIZATION

        The following table presents the historical consolidated capitalization of the Association at June 30, 1996, and the pro forma consolidated capitalization of the Company after giving effect to the Conversion and Reorganization, based upon the sale of the number of shares shown below, the issuance of Exchange Shares and the other assumptions set forth under "Pro Forma Data."


                                                                                  The Company - Pro Forma
                                                                            Based Upon Sale at $10.00 Per Share
                                                      ------------------------------------------------------------------------------
                                        The
                                    Association-       373,065 Shares       438,900 Shares      504,735 Shares     580,445 Shares(1)
                                     Historical          (Minimum of         (Midpoint of        (Maximum of          (15% above
                                   Capitalization          Range)               Range)              Range)         Maximum of Range)
                                  ---------------     ---------------      ---------------      --------------    ------------------
                                                                            (In Thousands)

Deposits(2)                            $ 41,379             $ 41,379             $ 41,379          $ 41,379              $ 41,379
Borrowings(3)                            14,630               14,630               14,630            14,630                14,630
                                       --------             --------             --------          --------              --------
Total deposits and borrowings          $ 56,009             $ 56,009             $ 56,009          $ 56,009              $ 56,009
                                       ========             ========             ========          ========              ========

Stockholders' equity:
  Preferred Stock, $.10 par
   value, 2,000,000 shares
   authorized; none to
   be issued                          $      --             $     --            $      --         $      --               $    --
  Common Stock, $.10 par
    value, 8,000,000 shares
    authorized; shares issued or
    to be issued as reflected(4)             46                   65                   76                87                   101
 Additional paid-in capital(5)            1,795                5,237                5,884             6,531                 7,275
 Retained earnings(5)(6)                  5,157                5,157                5,157             5,157                 5,157
Less:
  Net unrealized loss on
   securities available for sale(5)         (31)                 (31)                 (31)              (31)                  (31)
  Unearned Common Stock
    held by the Management
    Recognition Plan                        (38)                 (38)                 (38)              (38)                  (38)
  Common Stock acquired by
    the ESOP                               (114)                (114)                (114)             (114)                 (114)
                                       --------              -------              ------            -------               -------
Total stockholders' equity             $  6,815              $10,276              $10,934           $11,592               $12,349
                                       ========              =======              =======           =======               =======

- -------------------
(1) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Offering Price Range of up to 15% to reflect changes in market and financial conditions following the commencement of the Offerings or pursuant to an over-allotment option which the Company intends to grant Charles Webb & Company ("Webb"), the underwriter in the Public Offering, if any.

(2) Does not reflect withdrawals from deposit accounts for the purchase of Conversion Stock in the Offerings. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(3) Consists of FHLB advances and a third party loan to the Association's Employee Stock Ownership Plan.

(4) Assumes (i) that the 207,726 Public Association Shares outstanding at June 30, 1996 are converted into 272,935, 321,100, 369,265 and 424,655 Exchange
     Shares at the minimum, midpoint, maximum and 15% above the maximum of the Offering Price Range, respectively, and (ii) that no fractional shares of Exchange Shares will be issued by the Company. No effect has been given to the issuance of additional shares of Common Stock pursuant to existing and proposed stock benefit plans. See "Pro Forma Data," "Management of the Company - Benefits" and "Management of the Association - Stock Benefit Plans."

(5) The pro forma additional paid-in capital and retained earnings reflect a restriction of the original retained earnings of the Association prior to the MHC Reorganization. The pro forma additional paid-in capital reflects the $80,000 to be acquired by the Association upon the merger of the Mutual Holding Company (following its conversion to a federal interim stock savings institution) with and into the Association.

(6) The retained earnings of the Association will be substantially restricted after the Conversion and Reorganization by virtue of the liquidation account to be established in connection with the Conversion and Reorganization. See "The Conversion and Reorganization - Liquidation Rights." In addition, certain distributions from the Association's retained earnings may be treated as being from its pre-1988 accumulated bad debt reserve for tax purposes, which would cause the Association to have additional taxable income.

                               REGULATORY CAPITAL

        The following table presents the historical regulatory capital of the Association at June 30, 1996, and the pro forma regulatory capital of the Association after giving effect to the Conversion and Reorganization, based upon the sale of the number of shares shown below, the issuance of Exchange Shares and the other assumptions set forth under "Pro Forma Data."


                                                             -------------------------

                                  Actual Regulatory                  373,065 Shares
                                     Capital at                         (Minimum
                                  June 30, 1996(1)                      of Range)
                           --------------------------        -------------------------


                                                Percent                          Percent
                               Amount        of Assets(2)        Amount        of Assets(2)
                           ------------      -----------     ------------     -----------

Tangible capital:
  Actual                       $6,846            10.8%          $8,616             13.2%
  Requirement                     953             1.5              980              1.5
                               ------           -----           ------            -----
  Excess                       $5,893             9.3%          $7,636             11.7%
                               ======           =====           ======            =====
Core capital:
  Actual                       $6,846            10.8%          $8,616             13.2%
  Requirement(3)                1,906             3.0            1,960              3.0
                               ------           -----           ------            -----
  Excess                       $4,940             7.8%          $6,656             10.2%
                               ======           =====           ======            =====
Risk-based capital(4)(5)
  Actual                       $7,072            23.1%          $8,842             28.5%
  Requirement(3)                2,450             8.0            2,478              8.0
                               ------           -----           ------            -----
  Excess                       $4,622            15.1%          $6,364             20.5%
                               ======           =====           ======            =====





                                     Pro Forma Regulatory Capital Based Upon(1)
                             -------------------------------------------------------------------------------------------------
                                                                                                           580,445 Shares
                                     438,900 Shares                     504,735 Shares                       (15% Above
                                        (Midpoint                          (Maximum                           Maximum
                                        of Range)                          of Range)                        of Range)(1)
                             ---------------------------       ---------------------------         ----------------------------


                                                  Percent                            Percent                          Percent
                                 Amount        of Assets(2)         Amount         of Assets(2)       Amount        of Assets(2)
                             -------------     -----------     -------------      -----------      -----------     -----------


                                  (Dollars in Thousands)

Tangible capital:
  Actual                        $8,946            13.6%            $9,275             14.1%         $9,653             14.6%
  Requirement                      985             1.5                990              1.5             995              1.5
                                ------            ----             ------             ----          ------             ----
  Excess                        $7,961            12.1%            $8,285             12.6%         $8,658             13.1%
                                ======            ====             ======             ====          ======             ====
Core capital:
  Actual                        $8,946            13.6%            $9,275             14.1%         $9,653             14.6%
  Requirement(3)                 1,970             3.0              1,979              3.0           1,991              3.0
                                ------            ----             ------             ----          ------             ----
  Excess                        $6,976            10.6%            $7,296             11.1%         $7,662             11.6%
                                ======            ====             ======             ====          ======             ====
Risk-based capital(4)(5)
  Actual                        $9,172            29.5%            $9,501             30.5%         $9,879             31.7%
  Requirement(3)                 2,484             8.0              2,489              8.0           2,495              8.0
                                ------            ----             ------             ----          ------             ----
  Excess                        $6,688            21.5%            $7,012             22.5%         $7,384             23.7%
                                ======            ====             ======             ====          ======             ====

- ----------------------

(1) The OTS recently revised its policy to exclude net unrealized gains or losses on securities classified as available for sale from regulatory capital when computing core and risk-based capital. The net unrealized loss on securities classified as available for sale amounted to $31,000 as of June 30, 1996.

(2) Tangible and core capital are computed as a percentage of adjusted total assets of $63.5 million prior to the consummation of the Offerings and $65.3 million, $65.7 million, $66.0 million and $66.4 million following the issuance of 373,065, 438,900, 504,735 and 580,445 shares in the
      Conversion and Reorganization, respectively. Risk-based capital is computed as a percentage of total risk-weighted assets of $30.6 million prior to the consummation of the Offerings and $31.0 million, $31.0 million, $31.1 million and $31.2 million following the issuance of 373,065, 438,900, 504,735 and 580,445 shares in the Conversion and
      Reorganization, respectively.

(3) Does not reflect proposed amendments to regulatory capital requirements or, in the case of the core capital requirement, the 4.0% requirement to be met in order for an institution to be "adequately capitalized" under applicable laws and regulations.

(4) The pro forma risked-based capital ratios (i) reflect the receipt by the Association of the assets held by the Mutual Holding Company and of 50% of the estimated net proceeds from the Offerings, and (ii) assume the investment of the net proceeds received by the Association in assets which have a risk-weight of 20% under applicable regulations, as if such net proceeds had been received and so applied at June 30, 1996.

(5) Includes the $226,000 of general allowance for loan losses that was included in risk-based capital as of June 30, 1996.


                                 PRO FORMA DATA

      The actual net proceeds from the sale of the Conversion Stock cannot be determined until the Conversion and Reorganization is completed. However, net proceeds are currently estimated to be between $3.4 million and $4.7 million (or $5.5 million in the event the Offering Price Range is increased by 15%) based upon the following assumptions: (i) all shares of Conversion Stock will be sold in the Subscription and Community Offerings; and (ii) expenses, including the marketing fees to be paid to Webb, will be approximately $350,000. Actual expenses may vary from those estimated.

        Pro forma net earnings and stockholders' equity have been calculated for the year ended June 30, 1996 as if the Conversion Stock to be issued in the Offerings had been sold (and the Exchange Shares issued) at the beginning of the year and the net proceeds had been invested at 5.68%, which represents the yield on one-year U.S. Government securities at June 30, 1996 (which, in light of changes in interest rates in recent periods, is deemed to more accurately reflect a pro forma reinvestment rate than the arithmetic average method). The effect of withdrawals from deposit accounts for the purchase of Conversion Stock has not been reflected. An effective federal tax rate of 35.0% has been assumed for the year, resulting in an after-tax yield of 3.69% for the year ended June 30, 1996. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of Common Stock. No effect has been given in the pro forma stockholders' equity calculations for the assumed earnings on the net proceeds. As discussed under "Use of Proceeds," the Company intends to retain 50% of the net proceeds from the Offerings.

        No effect has been given in the tables to the issuance of additional shares of Common Stock pursuant to existing and proposed stock benefit plans. See "Management of the Company - Benefits" and "Management of the Association - Stock Benefit Plans." No effect has been given to (i) the Company's results of operations after the Conversion and Reorganization, or (ii) the market price of the Common Stock after the Conversion and Reorganization.

        The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma stockholders' equity represents the difference between the stated amount of assets and liabilities of the Company computed in accordance with generally accepted accounting principles ("GAAP"). The pro forma stockholders' equity is not intended to represent the fair market value of the Common Stock and may be different than amounts that would be available for distribution to stockholders in the event of liquidation.

        The following table summarizes historical data of the Association and pro forma data of the Company at or for the dates and periods indicated based on assumptions set forth above and in the tables and should not be used as a basis for projections of the market value of the Common Stock following the Conversion and Reorganization.

                                                                    At or For the Year Ended June 30, 1996
                                                 ------------------------------------------------------------------


                                                      373,065             438,900             504,735             580,445
                                                    Shares Sold         Shares Sold         Shares Sold         Shares Sold
                                                     at $10.00           at $10.00           at $10.00         at $10.00 Per
                                                     Per Share           Per Share           Per Share          Share (15%
                                                    (Minimum of          (Midpoint          (Maximum of        above Maximum
                                                      Range)             of Range)            Range)           of Range)(5)
                                                 ---------------     ---------------     ---------------     ---------------


                                                               (Dollars in Thousands, Except Per Share Amounts)

Gross proceeds                                       $ 3,731             $ 4,389             $ 5,047             $ 5,804
Less offering expenses and commissions                   350                 350                 350                 350
                                                     -------             -------             -------             -------
  Estimated net proceeds                               3,381               4,039               4,697               5,454
Add assets consolidated from the
  Mutual Holding Company                                  80                  80                  80                  80
                                                     -------             -------             -------             -------
Total estimated net proceeds, as adjusted            $ 3,461             $ 4,119             $ 4,777             $ 5,534
                                                     =======             =======             =======             =======
Net earnings:
  Historical                                         $   453             $   453             $   453             $   453
  Pro forma earnings on net proceeds                     128                 152                 176                 204
                                                     -------             -------             -------             -------
  Pro forma net earnings(1)                          $   581             $   605             $   629             $   657
                                                     =======             =======             =======             =======
Net earnings per share(2):
  Historical                                         $   .70             $   .60             $   .52             $   .45
  Pro forma earnings on net proceeds                     .20                 .20                 .20                 .20
                                                     -------             -------             -------             -------
  Pro forma net earnings per share(1)                $   .90             $   .80             $   .72             $   .65
                                                     =======             =======             =======             =======
Offering price to pro forma
 annualized net earnings per share(2)                  11.11x              12.50x              13.89x              15.38x
Stockholders' equity:
  Historical(3)                                      $ 6,895             $ 6,895             $ 6,895             $ 6,895
  Estimated net proceeds                               3,381               4,039               4,697               5,454
                                                     -------             -------             -------             -------
 Pro forma stockholders' equity(1)(4)                $10,276             $10,934             $11,592             $12,349
                                                     =======             =======             =======             =======
Stockholders' equity per share(2):
  Historical(3)                                      $ 10.67             $  9.07             $  7.89             $  6.86
  Estimated net proceeds                                5.24                5.32                5.37                5.43
                                                     -------             -------             -------             -------
  Pro forma stockholders' equity
    per share(1)(4)                                  $ 15.91             $ 14.39             $ 13.26             $ 12.29
                                                     =======             =======             =======             =======
Offering price as a percentage of pro
  forma stockholders' equity per share(2)              62.85%              69.49%              75.41%              81.37%
                                                     =======             =======             =======             =======





(1) No effect has been given to the issuance of additional shares of Common Stock pursuant to the 1997 Stock Option Plan or the purchase of additional shares of Common Stock pursuant to the 1997 Recognition Plan, which plans may be adopted by the Company following the Conversion and Reorganization and presented for approval by stockholders at an annual or special meeting of stockholders of the Company held at least one year following the consummation of the Conversion and Reorganization. In addition, no effect has been given to the purchase of additional shares of Common Stock by the ESOP, which purchases, if made, would not be conducted earlier than one year following consummation of the Conversion and Reorganization. The issuance of Common Stock pursuant to the exercise of options under the 1997 Stock Option Plan will result in the dilution of existing stockholders' interests. See "Management of the Company - Benefits -
      1997 Stock Option Plan." Moreover, funds used by the 1997 Recognition Plan to purchase the shares initially may be contributed to the 1997 Recognition Plan by the Company and the shares may be acquired either in the open market or from the Company. The issuance of authorized but unissued shares of Common Stock pursuant to the 1997 Recognition Plan would result in the dilution of existing stockholders' interests. See "Management of the Company - Benefits - 1997 Management Recognition Plan and Trust." Finally, any additional shares of Common Stock purchased by the ESOP could be acquired in the open market with funds provided by the Company or from authorized but unissued shares of Common Stock. In the event that additional shares of Common Stock are issued to the ESOP, stockholders would experience dilution of their ownership interests. See "Management of the Association - Stock Benefit Plans."

(2) The per share calculations are determined by adding the number of shares assumed to be issued in the Conversion and Reorganization.

(3) Includes the $80,000 to be acquired by the Association upon the merger of the Mutual Holding Company (following its conversion to a federal interim stock savings institution) with and into the Association.

(4) The retained earnings of the Association will be substantially restricted after the Conversion by virtue of the liquidation account to be established in connection with the Conversion and Reorganization. See "Dividend Policy" and "The Conversion and Reorganization - Liquidation Rights." In addition, certain distributions from the Association's retained earnings may be treated as being from its pre-1988 accumulated bad debt reserve for tax purposes, which would cause the Association to have additional taxable income.

(5) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Offering Price Range of up to 15% to reflect changes in market and financial conditions following the commencement of the Offerings or pursuant to an over-allotment option which the Company intends to grant Webb in the Public Offering, if any.


                   DESCRIPTION OF CAPITAL STOCK OF THE COMPANY
General

        The Company is authorized to issue 8,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock. The Company currently expects to issue up to a maximum of 874,000 shares of Common Stock, including 504,735 shares of Conversion Stock and 369,265 shares of Exchange Shares, and no shares of Preferred Stock in the Conversion and

Reorganization. Each share of Common Stock will have the same relative rights as, and will be identical in all respects with, each other share of Common Stock. Upon payment of the Purchase Price for the Conversion Stock and the issuance of the Exchange Shares in accordance with the Plan of Conversion, all such stock will be duly authorized, fully paid and nonassessable.

        The Common Stock will represent nonwithdrawable capital, will not be an account of an insurable type and will not be insured by the FDIC or any other governmental authority.

Common Stock

        Dividends. The Company can pay dividends if, as and when declared by its Board of Directors, subject to compliance with limitations which are imposed by law. See "Dividend Policy." The holders of Common Stock will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. If the Company issues Preferred Stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.

        Voting Rights. Upon completion of the Conversion and Reorganization, the holders of Common Stock of the Company will possess exclusive voting rights in the Company. They will elect the Company's Board of Directors and act on such other matters as are required to be presented to them under Indiana law or the Company's Articles of Incorporation or as are otherwise presented to them by the Board of Directors. Except in limited cases, each holder of Common Stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If the Company issues Preferred Stock, holders of the Preferred Stock may have the right to vote with the holders of Common Stock as a single class or have voting rights as a separate class.

        Liquidation. In the event of any liquidation, dissolution or winding up of the Company, the holders of the then-outstanding Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. If Preferred Stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution.

        Preemptive Rights. Holders of the Common Stock will not be entitled to preemptive rights with respect to any shares which may be issued in the future. The Common Stock is not subject to redemption.

Preferred Stock

        None of the shares of the Company's authorized Preferred Stock will be issued in the Conversion and Reorganization. Such stock may be issued with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue Preferred Stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the Common Stock and may assist management in impeding an unfriendly takeover or attempted change in control.


                              REVIEW OF OTS ACTION

        Any person aggrieved by a final action of the OTS which approves, with or without conditions, or disapproves a plan of conversion may obtain review of such action by filing in the court of appeals of the United States for the circuit in which the principal office or residence of such person is located, or in the United States Court of Appeals for the District of Columbia, a written petition praying that the final action of the OTS be modified, terminated or set aside. Such petition must be filed within 30 days after the publication of notice of such final action in the Federal Register, or 30 days after the mailing by the applicant of the notice to members as provided for in 12 C.F.R. ss.563b.6(c), whichever is later. The further procedure for review is as follows: A copy of the petition is forthwith transmitted to the OTS by the clerk of the court and thereupon the OTS files in the court the record in proceeding, as provided in Section 2112 of Title 28 of the United States Code. Upon the filing of the petition, the court has jurisdiction, which upon the filing of the record is exclusive, to affirm, modify, terminate, or set aside in whole or in part, the final action of the OTS. Review of such proceedings is as provided in Chapter 7 of Title 5 of the United States Code. The judgment and decree of the court is final, except that they are subject to review by the Supreme Court upon certiorari as provided in Section 1254 of Title 28 of the United States Code.


                            REGISTRATION REQUIREMENTS

        The Company will register the Common Stock under the Securities Exchange Act of 1934, as amended ("Exchange Act"), in connection with the Conversion and Reorganization and has agreed not to deregister such shares for a period of three years following the Conversion and Reorganization. Upon such registration, the proxy rules, tender offer rules, insider reporting requirements and trading restrictions, annual and periodic reporting and other requirements of the Exchange Act will be applicable. In addition, upon registration, the Company will furnish its stockholders with annual reports containing audited financial statements as promptly as practicable after the end of each fiscal year.

                                     EXPERTS

        The Financial Statements of the Association as of June 30, 1996 and 1995, and for each of the years in the three-year period ended June 30, 1996, have been included herein in reliance upon the report of Grant Thornton LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                                  LEGAL MATTERS


        The legality of the Common Stock and the federal income tax consequences of the Conversion and Reorganization will be passed upon for the Company and the Association by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., special counsel to the Company and the Association. The Indiana income tax consequences of the Conversion and Reorganization will be passed upon for the Company and the Association by Schwartz, Manes & Ruby, Cincinnati, Ohio. Certain legal matters will be passed upon for Webb by Vorys, Sater, Seymour and Pease, Cincinnati, Ohio.

                      HOW TO OBTAIN ADDITIONAL INFORMATION

        You may obtain a copy of the Plan of Conversion, including the Articles of Incorporation and Bylaws the Company, from any office of the Association or in writing from the Mutual Holding Company. Any such requests should be directed to Dearborn Mutual Holding Company, 118 Walnut Street, Lawrenceburg, Indiana 47025-1838, Attention: Secretary. So that you have sufficient time to receive and review the requested materials, it is recommended that any such requests be sent so that they are received by the Mutual Holding Company by _______ __, 1996.

                              AVAILABLE INFORMATION

        The Mutual Holding Company has filed with the OTS an Application for Conversion pursuant to which it will reorganize in accordance with the terms of the Plan. This Proxy Statement and the Prospectus omit certain information contained in such Application. The Application may be inspected at the offices of the OTS, 1700 G Street, N.W., Washington, D.C. 20552, and at the Central Regional Office of the OTS located at 200 West Madison Street, Suite 1300, Chicago, Illinois 60606.

        The Company has filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-1 (File No. 333-_____) ("Registration Statement") under the Securities Act of 1933, as amended, with respect to the Conversion Stock and Exchange Shares being offered in the Offerings. This Proxy Statement and the Prospectus do not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Such information may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies may be obtained at prescribed rates from the Public Reference Section of the SEC at the same address.

                                 --------------

        PLEASE REMEMBER TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR IMPORTANT VOTE WILL BE COUNTED AT THE SPECIAL MEETING.

                                 --------------

        THIS PROXY STATEMENT IS NEITHER AN OFFER TO SELL NOR THE SOLICITATION OF ANY OFFER TO BUY STOCK. THE OFFER IS MADE ONLY BY THE PROSPECTUS.

DEARBORN MUTUAL HOLDING COMPANY                                 REVOCABLY PROXY

     THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF DEARBORN MUTUAL HOLDING COMPANY (THE "MUTUAL HOLDING COMPANY") FOR USE ONLY AT A SPECIAL MEETING OF MEMBERS TO BE HELD ON NOVEMBER__, 1996 AND ANY ADJOURNMENT THEREOF.

     The undersigned, being a member of the Mutual Holding Company as of October __, 1996, hereby authorizes the Board of Directors of the Mutual Holding Company, or any of their successors, as proxies, with full powers of substitution, to represent the undersgined at the Special Meeting of Members of the Mutual Holding Company to be held at the loan origination center of Dearborn Savings Association, F.A. (the "Association"), which is located at
141 Ridge Avenue, Lawrenceburg, Indiana, on November __, 1996, at __:00 _.m., Eastern Time, and at any adjournment of said meeting, and thereat to act with respect to all votes that the undersigned would be entitled to cast, if then personally present, as follows:

     (1) To approve and adopt the Plan of Conversion and Agreement and Plan of Reorganization (the "Plan of Conversion"), pursuant to which (i) the Mutual Holding Company, which currently owns approximately 54.6% of the outstanding shares of common stock of the Association will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into the Association, with the Association being the surviving entity; (ii) an interim institution ("Interim") to be formed as a wholly-owned subsidiary of Vision Bancorp, Inc., and Indiana corporation recently formed as a wholly-owned subsidiary of the Association (the "Company"), will merge with and into the Association, with the Association being the surviving entity and becoming a wholly-owned subsidiary of the Company operating under the name "Dearborn Bank;"
(iii) the outstanding shares of Association common stock (other than those held by the Mutual Holding Company, which will be cancelled) will be converted into shares of common stock of the Company pursuant to a ratio that will result in the holders of such shares owning in the aggregate approximately 42.25% of the Company, before giving effect to such shareholders purchasing additional shares in a concurrent stock offering by the Company, receiving cash in lieu of fractional shares or exercising dissenters rights; and (iv) the offer and sale of shares of the Company's common stock.

         / / FOR                 / / AGAINST                / / ABSTAIN

     In their discretion, the proxies are authorized to vote with respect to approval of the minutes of the last meeting of members, matters incident to the conduct of the meeting, and upon such other matters as may properly come before the meeting.

                   (Continued and to be signed on other side)

     This proxy, if executed, will be voted FOR adoption of the Plan of Conversion if no choice is made herein. This proxy may be revoked at any time before it is exercised.

     The undersigned hereby acknowledges receipt of a Notice of Special Meeting of the Members of Dearborn Mutual Holding Company called for November__, 1996 and a Proxy Statement for the Special Meeting prior to the signing of this Proxy.

                                   Date:___________________________________1996

                                      _____________________________________
                                                     Signature

                                      _____________________________________
                                                     Signature


                                   Note: Please sign exactly as your name(s) appear(s) on this Proxy. Only one signature is required in the case of a joint account. When signing in a representative capacity, please give title.

PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THIS PROXY CARD USING THE ENCLOSED ENVELOPE.